June 6, 2023

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Bioceres Crop Solutions Corp. (the “Company”) Acceleration Request for Registration Statement on Form F-3 (File No. 333-272280)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 4:30 p.m., Eastern Time, on June 7, 2023, or as soon thereafter as practicable.

The Company also requests that the Securities and Exchange Commission confirm the effective date and time of the Registration Statement to Company counsel, Linklaters LLP, Attention: Matthew S. Poulter, by email to matthew.poulter@linklaters.com, or Pierre-Emmanuel Perais, by email to pierre-emmanuel.perais@linklaters.com.

Sincerely,

BIOCERES CROP SOLUTIONS CORP.

By:	/s/ Federico Trucco
Name:	Federico Trucco
Title:	Chief Executive Officer and Executive Director